SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2002 Commission File Number 1-7274

Bell Canada
(Translation of Registrant's name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7, (514) 870-1511
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___ Form 40-F_X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___ No_X_

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______.

Notwithstanding any reference to Bell Canada's Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada's site or any other site on the World Wide Web referred to in Bell Canada's site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

2 Bell Canada – 2002 Second Quarter Report

Bell

July 23, 2002 **MANAGEMENT'S DISCUSSION AND ANALYSIS**

This management's discussion and analysis of financial condition and results of operations (MD&A) for the second quarter of 2002 and the first six months of the year 2002 focuses on the results of operations and financial situation of Bell Canada (the Corporation), its subsidiaries and its investments in significantly influenced companies (collectively Bell Canada) and should be read in conjunction with the unaudited consolidated financial statements contained in this report.

Certain sections of this MD&A contain forward-looking statements with respect to Bell Canada. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Factors which could cause actual results or events to differ materially from current expectations are discussed on pages 9 to 11 under "Forward-Looking Statements".

Highlights

RECENT DEVELOPMENTS

On June 28, 2002, BCE Inc. (BCE), Bell Canada Holdings Inc. (BCH), which owns 100% of Bell Canada, and entities controlled by SBC Communications Inc. (SBC) of San Antonio, Texas, entered into agreements that will lead to the repurchase by BCE of SBC's 20% indirect interest in BCH for approximately $6.3 billion. This transaction will have no financial impact on Bell Canada.

On April 24, 2002, BCE announced that it would cease further long-term funding to Teleglobe Inc. (Teleglobe). In light of that decision, Teleglobe announced that it would pursue a range of financial restructuring alternatives, potential partnerships and business combinations. On May 15, 2002, Teleglobe and certain of its subsidiaries filed for court protection under insolvency statutes in Canada and the United States. Operating under court orders, and with the assistance of a court-appointed Monitor, appointed in the Canadian insolvency proceedings, Teleglobe has sought and received court approval of its decision to discontinue its hosting and certain other businesses, to proceed with the orderly shut-down of its Globesystem network and to proceed with a process for the sale of its remaining core telecom business.

During the second quarter of 2002, Bell Canada completed its assessment of the carrying value of its investment in Teleglobe (accounted for on a cost basis) and a write-down of $1.5 billion (representing approximately $1.4 billion for the investment and $146 million as the reversal of future income tax assets) was recorded, reducing the value of the investment to nil.

Coincident with the development of a new billing platform, the Corporation has adopted a new and more precise methodology to analyze the amount of receivables by customer as well as by service line and permits a more accurate determination of the validity of customer balances to the Corporation. This analysis indicated that as at June 30, 2002, a write-down of accounts receivable amounting to $272 million is appropriate. As these amounts arose from legacy billing systems and processes, the Corporation has carried out a detailed review of billings and adjustments for the period from 1997 to 2002. This review determined that no material amount of revenue was recognized as a result of these receivable balances during the period. These amounts arose as the cumulative result of a series of individually immaterial events and transactions pertaining to its legacy accounts receivable systems dating back to the early 1990's. The Corporation has reflected a write-down in other charges in the period ended June 30, 2002.

On May 30, 2002, the Canadian Radio-television and Telecommunications Commission (CRTC) issued Decision 2002-34, "Regulatory Framework for Second Price Cap Period", making a number of changes to the rules governing Canada's telecommunications industry. The highlights of the decision include:

- A reduction in the rates the incumbent telephone companies charge their competitors for certain services;
- A restriction on local service rate increases for business customers to the rate of inflation; and
- For the majority of residential customers, there is a commitment to provide for future rate reductions, rate rebates or initiatives that would benefit residential customers in other ways. The total amount available each year for such initiatives will be determined on the basis of a formula that depends on the rate of inflation and certain other factors.

The Corporation may apply at any time for approval of such initiatives. However, the CRTC has indicated its intention to dispose each year of any amounts that are outstanding, beginning no sooner than the middle of 2003. The effects of this decision will therefore be recognized in the financial statements in accordance with its accounting policies as the revenues are earned or the costs of service are incurred. It is anticipated that, in order to comply with the decision, various expenses and capital expenditures will be incurred.

It is estimated that the impact of the CRTC decision is a reduction of approximately $250 million in Bell Canada's EBITDA[1] on an annualized basis, resulting in a cumulative financial impact of approximately $1 billion for the four-year period covered by the decision (2002 to 2006).

OPERATIONAL HIGHLIGHTS

- Cellular and PCS subscribers grew by 20% compared to the second quarter of 2001 to 3,133,000.
- Total Internet subscribers grew to 1,657,000, of which 822,000 were high-speed subscribers. High-speed subscribers grew by 74% over the second quarter of 2001 and by 19% over the December 31, 2001 amount.

(1) EBITDA is defined as operating revenues less operating expenses and therefore reflects earnings before interest, taxes, depreciation and amortization, as well as any non-recurring items. Bell Canada uses EBITDA, amongst other measures, to assess the operating performance of its on-going businesses. The term "EBITDA" does not have a standardized meaning prescribed by Canadian generally accepted accounting principles (Canadian GAAP) and therefore may not be comparable to similarly titled measures presented by other publicly traded companies. EBITDA should not be construed as the equivalent of net cash flows from operating activities.

FINANCIAL HIGHLIGHTS

Bell Canada's net loss of $971 million increased by approximately $1.5 billion in the second quarter of 2002 compared with the same period in 2001, primarily due to:

- the overall Teleglobe write-down of $1.5 billion; and
- the restructuring and other charges of $191 million (after tax) consisting primarily of the accounts receivable write-down.

The decline was partially offset by:

- higher operating revenues which increased by 3% and were mainly driven by a 22% increase in wireless revenues and a 10% increase in data revenues;
- a higher EBITDA margin (45.4% in the second quarter of 2002 compared to 43% for the same period last year) due mainly to productivity improvements; and
- the recognition of a $212 million gain (after tax) resulting from the sale of a minority interest in Telebec Limited Partnership and Northern Telephone Limited Partnership to create the Bell Nordiq Income Fund.

Bell Canada's net loss of $475 million increased by approximately $1.6 billion for the first six months of 2002 compared with the same period in 2001, primarily due to:

- the overall Teleglobe write-down of $1.5 billion;
- the restructuring and other charges of $191 million (after tax) consisting primarily of the accounts receivable write-down; and
- after-tax gains on the sale of investments that did not re-occur in the first six months of 2002, consisting primarily of a $373 million gain on the sale of Sympatico-Lycos Inc. (Sympatico-Lycos) to BCE.

The decline was partially offset by:

- higher operating revenues which increased by 4% and were mainly driven by a 22% increase in wireless revenues and a 13% increase in data revenues;
- a higher EBITDA margin (45% for the first six months of 2002 compared to 43.3% for the same period last year) due mainly to productivity improvements; and
- the recognition of a $212 million (after tax) gain resulting from the sale of a minority interest in Telebec Limited Partnership and Northern Telephone Limited Partnership to create the Bell Nordiq Income Fund.

Results of Operations

($ millions) For the periods ended June 30	Three months **2002**	 2001	 % change	Six months **2002**	 2001	 % change
Operating revenues						
Local and access	**1,375**	1,423	(3)	**2,745**	2,762	(1)
Long distance	**568**	564	1	**1,137**	1,178	(3)
Wireless	**473**	387	22	**906**	741	22
Data	**868**	791	10	**1,719**	1,522	13
Terminal sales, directory advertising and other	**303**	322	(6)	**597**	644	(7)
Total operating revenues	**3,587**	3,487	3	**7,104**	6,847	4
Operating expenses	**1,958**	1,986	(1)	**3,908**	3,881	1
EBITDA	**1,629**	1,501	9	**3,196**	2,966	8
Net earnings (loss)	**(971)**	500	(294)	**(475)**	1,138	(142)

OPERATING REVENUES

Local and Access

For the periods ended June 30 (except as otherwise noted)	Three months 2002	2001	% change	Six months 2002	2001	% change
Number of network access services (1) (in thousands)						
Residential				**7,608**	7,634	-
Business				**4,058**	4,111	(1)
Total				**11,666**	11,745	(1)
SmartTouch feature revenues (in $ millions)	**212**	214	(1)	**424**	412	3
Local market share (2) (Bell Canada territory only) (3)						
Residential				**98.3%**	99.5%	n.m.
Business				**88.0%**	90.8%	n.m.
Total				**94.4%**	96.3%	n.m.

(1) Network access services represent the approximate number of lines in service at June 30.

(2) The loss of market share reflects facilities-based competition only.

(3) Bell Canada operating territory in Quebec and Ontario at June 30.

n.m. not meaningful

Local and access revenues decreased by $48 million for the second quarter and $17 million in the first six months of 2002 compared to the same periods of 2001, mainly due to lower carrier access tariff revenues, partially offset by higher consumer terminal sales.

The decrease in carrier access tariff revenues of 42% in the second quarter and 38% in the first six months of 2002, reflected a change by the CRTC, to the definition of the subsidy required to local service in high cost serving areas. The change in definition resulted in a reduction in subsidy provided to telecommunications service providers providing service to high cost areas, and a corresponding reduction in subsidy collected from telecommunication service providers.

Consumer terminal sales increased by 5% in the second quarter and 22% in the first six months of 2002 compared to the same periods of 2001, mainly due to higher wireless and ExpressVu product sales. Bell Distribution Inc. (BDI), through its Bell World locations, is a major distributor of Bell ExpressVu products. Bell ExpressVu is a wholly-owned entity of BCE.

Long Distance

For the periods ended June 30 (except as otherwise noted)	Three months 2002	2001	% change	Six months 2002	2001	% change
Conversation minutes (in millions)	**3,836**	3,625	6	**7,583**	7,237	5
Average long distance revenue per minute (in cents)				**13.2**	14.5	
Market share (% based on revenues) (1)				**62.9%**	63.2%	

(1) Bell Canada operating territory in Quebec and Ontario at June 30.

Long distance revenues increased by $4 million in the second quarter compared to the same period last year due to an increase in long distance voice revenues, offset by lower settlement revenues. Long distance revenues decreased by $41 million in the first six months of 2002 compared to the same period in 2001, primarily due to a decrease in settlement revenues.

A 4% increase in long distance voice revenues in the second quarter, as compared to 2001, reflects a significant increase in conversation minutes.

The 9% decrease in average long distance revenue per minute as compared to the first six months of 2002, to 13.2 cents, is due primarily to continuing competitive pricing pressures, partially offset by higher service volumes, as measured in conversation minutes.

The reduction in long distance settlement revenues in the second quarter and in the first six months of 2002 resulted primarily due to lower settlement rates from overseas traffic.

Wireless

For the periods ended June 30 (except as otherwise noted)	Three months 2002	2001	% change	Six months 2002	2001	% change
Cellular and PCS						
Net activations (in thousands)						
Prepaid	**(30)**	43	(170)	**(21)**	95	(122)
Postpaid	**101**	85	19	**171**	132	30
Total	**71**	128	(45)	**150**	227	(34)
Total subscribers (1) (in thousands)						
Prepaid				**883**	790	12
Postpaid				**2,250**	1,817	24
Total				**3,133**	2,607	20
Average revenue per subscriber ($/month)	**47**	46	2	**46**	45	2
Prepaid	**13**	12	8	**12**	13	(8)
Postpaid	**61**	61	–	**60**	58	3
Usage per subscriber (min/month)	**205**	189	8	**196**	174	13
Postpaid churn rate (2)	**1.4%**	1.5%	n.m.	**1.4%**	1.4%	n.m.

(1) At June 30

(2) Average per month

n.m.: not meaningful

The growth in wireless revenues of $86 million in the second quarter and $165 million in the first six months of 2002, compared to the same periods last year, was primarily driven by a 20% increase in the cellular and PCS subscriber base as at June 30, 2002.

Negative prepaid net activations are primarily due to Bell Canada's strategic shift away from prepaid subscribers, reflecting the Corporation's focus and success in targeting higher value, more profitable postpaid customers.

The total average revenue per subscriber (cellular and PCS) showed a marginal increase of 2% for the quarter and the first six months of 2002 due mainly to pricing initiatives as well as increased usage for postpaid customers.

Data

For the periods ended June 30 (except as otherwise noted)	Three months 2002	2001	% change	Six months 2002	2001	% change
Data revenues (in $ millions)						
Legacy (1)	**408**	476	(14)	**841**	948	(11)
Non-legacy (2)	**460**	315	46	**878**	574	53
Total	**868**	791	10	**1,719**	1,522	13
Equivalent access lines (in thousands) (Bell Canada territory only)						
Digital equivalent access lines (3)				**3,833**	3,599	7
Broadband equivalent access lines (4)				**10,176**	6,359	60
Internet subscribers (in thousands)						
High-speed (DSL)				**822**	473	74
Dial-up (5)				**835**	783	7
Total				**1,657**	1,256	32

(1) Legacy data revenues include digital transmission services such as **Megalink**™, network access for Integrated Services Digital Network (ISDN) and Data, as well as competitive network services and the sale of inter-networking equipment.

(2) Non-legacy data revenues include national and regional IP/Broadband data, managed network services, e-commerce and Internet services.

(3) Digital equivalent access lines are derived by converting lower capacity data lines (DS-3 and lower) to the equivalent number of voice grade access lines.

(4) Broadband equivalent access lines are derived by converting higher capacity data lines (higher than DS-3) to the equivalent number of voice grade access lines.

(5) Dial-up subscribers include consumer and business subscribers, at June 30.

Data revenues increased by 10% in the second quarter and 13% in the first six months of 2002 compared to the same periods last year and reflected growth across some product lines. Specifically, the increase in data revenues was primarily driven by the growth in the sales of IP/Broadband services and increased Internet revenues partially offset by a decrease in the competitive network.

The increased IP/Broadband services revenues were mainly due to the higher demand for these types of services by Bell Canada customers as well as efforts made by Bell Canada to increase its penetration of the IP/Broadband services market. Consequently, Bell Canada's Broadband and Digital equivalent access lines network capacity increased by 60% and 7%, respectively, when compared to the first six months of 2001.

Contributing to the increase in Internet related revenues was the 32% growth in Internet subscribers compared to the second quarter of 2001. Internet subscriber net additions of approximately 401,000 over June 30, 2001 were mainly due to increased competitive offers. Bell Canada's consumer high-speed market share in Ontario and Quebec grew to approximately 42% at June 30, 2002, compared to approximately 38% at June 30, 2001.

EBITDA

EBITDA in the second quarter and first six months of 2002 increased by $128 million and $230 million compared to the same periods of 2001. The growth in EBITDA was attributable to productivity improvements, increased revenues and a reduction in the contribution paid to subsidize local service in high cost serving areas, partially offset by increased costs associated with growth businesses.

Productivity savings of $156 million in the second quarter ($264 million on a year-to-date basis) were mainly due to current year projects relating to load management, better sourcing contracts and workforce management (call centres), as well as benefits from the 2001 initiatives. Growth related expenses were primarily in the wireless and data service lines.

EBITDA margin improvement largely resulted from productivity and related efficiency gains and a reduction in the net contribution paid to subsidize local service in high cost serving areas.

BELOW EBITDA EXPENSES AND OTHER INCOME

Net benefits plan credit

The net benefits plan credit decreased by $22 million in the second quarter to $12 million and by $45 million in the first six months of 2002 to $25 million. The decrease reflected a lower-than-expected return on Bell Canada's pension plan assets in 2001, and a lower expected rate of return on pension plan assets for 2002.

Depreciation and Amortization

Depreciation and amortization expense of $625 million for the second quarter and $1,207 million in the first six months of 2002 increased by $7 million and $6 million, respectively, compared to the same periods in 2001. The increase was associated with a higher capital asset base over last year, offset by lower amortization expense, due to the cessation of amortization of goodwill effective January 1, 2002 (refer to Accounting Changes).

Interest Expense

Interest expense of $205 million in the second quarter and $408 million in the first six months of 2002 increased by $2 million and $12 million, respectively, compared with the same periods last year. The increase was due to higher average debt levels in the second quarter of 2002 compared to the same period in 2001.

Equity in Net Earnings of Significantly Influenced Companies

Equity in net earnings of significantly influenced companies of $32 million in the second quarter of 2002 increased by $10 million compared to the second quarter of 2001, mainly due to higher equity earnings from Aliant.

Other Income (Expenses)

Other income (expenses) decreased by approximately $1.2 billion, compared to the second quarter of 2001, primarily due to the write-down of the Teleglobe investment. This was partially offset by the recognition of a gain resulting from the sale of a minority interest in Telebec Limited Partnership and Northern Telephone Limited Partnership to create the Bell Nordiq Income Fund.

Additionally, for the first six months, the decrease of approximately $1.6 billion is due to the recognition of gains on disposal of certain investments in the first quarter of 2001. On January 9, 2001, Bell Canada sold, through its subsidiary Bell ActiMedia, its 71% interest in Sympatico-Lycos, a Canadian Web communications commerce and media company which operates a business-to-consumer portal, to BCE for total proceeds of $425 million which resulted in a gain of $373 million. Additionally, in the first quarter of 2001, Bell ActiMedia sold its interest in Telecom Directories Limited (TDL) of Hong Kong for total proceeds of $63 million, resulting in a gain of $37 million.

Income Taxes

Income taxes increased by $194 million for the first six months as compared to 2001, due mainly to the future income tax asset reversal associated with the investment in Teleglobe. Because of the uncertainty of future capital gains to offset the losses arising from the investment in Teleglobe, the write-down was not tax-effected.

Excluding the impact of non-recurring events at Bell Canada, the effective tax rate for the second quarter of 2002 is 37.3% compared to last year's rate of 38.6% and the effective tax rate for the first six months of 2002 is 37.8% compared to last year's rate of 38.6%.

NET LOSS

Net loss increased by approximately $1.5 billion in the second quarter of 2002 to $971 million. Net loss increased mainly due to the Teleglobe and accounts receivable write-downs, partially offset by the gain on sale resulting from the creation of the Bell Nordiq Income Fund.

On a year-to-date basis net loss of $475 million increased by approximately $1.6 billion, compared to the same period last year. The additional increase in net loss was due partly to the increase in income tax expense for the period of $194 million, as well as the sale of investments (Sympatico-Lycos and TDL of Hong Kong) in the prior year.

Excluding the impact of:

- the overall Teleglobe write-down of $1.5 billion;
- the restructuring and other charges of $191 million (net of tax), primarily consisting of the accounts receivable write-down;
- the after-tax $212 million gain on sale resulting from the creation of the Bell Nordiq Income fund;
- the after-tax 2001 gains on the sale of Sympatico-Lycos and TDL of $373 million and $25 million; and,
- the 2001 restructuring and other charges of $143 million (after tax).

Net earnings for the first six months of 2002 increased by $121 million or 14% compared to the same period last year.

Liquidity and Capital Resources

The principal components of Bell Canada's consolidated cash flows are shown below:

($ millions) For the periods ended June 30	Three months **2002**	 2001	Six months **2002**	 2001
Cash flows from operating activities	**1,428**	981	**2,158**	1,641
Cash flows used in investing activities	**(412)**	(911)	**(1,078)**	(1,981)
Cash flows from (used in) financing activities	**(333)**	(33)	**(322)**	443

OPERATING ACTIVITIES

Cash flows generated from operating activities were $447 million and $517 million higher in the second quarter and in the first six months of 2002, respectively, compared to the same periods last year. The increase for both the second quarter and the six months ended of 2002 was due to higher cash earnings from operations and lower working capital requirements.

INVESTING ACTIVITIES

Cash flows used in investing activities for the second quarter and for the first six months of 2002 decreased by $499 million and $903 million compared to the same periods last year. The change was mainly attributable to a lower level of capital expenditures in 2002, as much of the infrastructure necessary to expand Bell Canada's wireless and Internet protocol (IP) networks has already been put into place. Capital expenditures decreased by $125 million in the second quarter and $996 million for the first six months. On a year-to-date basis, the decline in capital expenditures is also explained by the Bell Mobility Inc. (Bell Mobility) acquisition of 20 PCS spectrum licences for approximately $720 million in 2001.

Proceeds from the sale of investments increased by $277 million during the quarter, as compared to 2001. This is due mainly to the sale of a minority interest in Telebec Limited Partnership. For the first six months, the decline in proceeds from the sale of investments arises from the proceeds derived on the sale of Sympatico-Lycos and TDL of Hong Kong in 2001, partially offset by the Telebec Limited Partnership sale during the 2002 second quarter.

FINANCING ACTIVITIES

Cash flows used in financing activities were $333 million, compared with cash flows used in financing activities of $33 million for the second quarter of 2001. For the first six months, cash flows used in financing activities were $322 million, compared with cash flows from financing activities of $443 million for the first six months of 2001. The changes were explained by:

- increased dividend payments;
- increased notes payable and bank advances for the second quarter of $284 million over 2001 while such cash flows decreased by $49 million for the first six months;
- decreased proceeds from the net issuance of preferred shares; and
- decreased proceeds from the net issuance of long-term debt in 2002.

Issuance and Repayment of Long-Term Debt

During the first six months of 2002, Bell Canada issued $900 million of MTN Debentures pursuant to its medium-term debenture program. The proceeds from the issuance of the MTN Debentures were used to repay short-term and long-term debt. MTN issues were as follows:

MTN Issues

($ millions) Series	Maturity	Interest rate %	**Principal**
Series M-13	April 12, 2012	6.25	**500**
Series M-14	February 23, 2032	7.30	**400**
Total			**900**

During the first six months of 2002, Bell Canada repaid long-term debt totalling $556 million. Major debt repayments were as follows:

Long-Term Debt Maturities

($ millions) Series	Payment Date	Interest rate%	**Principal**
Note payable to BCH (1)		5.85	**338**
Series EM (2)	June 15, 2002	9.50	**150**
Total			**488**

(1) Payable on demand to BCH

(2) Repaid at maturity

On July 15, 2002, Bell Canada repaid, prior to maturity, its $125 million 10.5% Series DV Debentures.

Other financing activities

On June 12, 2001, Bell Canada filed, with all Canadian provincial securities regulatory authorities, a prospectus supplement to a short form shelf prospectus dated June 11, 2001, in order to offer up to $3 billion of MTN Debentures from time to time over a two-year period. The remaining unused portion of the shelf prospectus was $1.4 billion at June 30, 2002.

As at June 30, 2002, outstanding third party commercial paper represented by Class A Notes totalled approximately $508 million. Class A Notes issuable under the Corporation's commercial paper program are supported by committed lines of credit, extended by several banks, totalling approximately $945 million. As well, as at June 30, 2002, Bell Canada had approximately $20 million of Class E Notes outstanding. Class E Notes are not supported by any committed lines of credit but are instead extendable, at the Corporation's option, in certain circumstances. The maximum principal amount of Class E Notes that may be outstanding at any one time may not exceed $400 million.

CREDIT RATINGS

	Moody's (1)	DBRS (2)	S&P (3)
Unsecured Senior Debentures	A-3	A (high)	A
Subordinated Debentures	Baa-1	A (low)	A-
Commercial Paper	P-2	R-1 (mid)	A-1 (mid)
Extendable Commercial Notes	–	R-1 (mid)	A-1 (mid)
Preferred Shares	–	Pfd-2 (high)	P-2 (high)

(1) Moody's Investors Service downgraded Bell Canada's ratings on July 12, 2002.

(2) Dominion Bond Rating Service Limited (DBRS) confirmed its ratings on June 28, 2002.

(3) Standard & Poor's (S&P) (a division of The McGraw-Hill Companies Inc.) downgraded Bell Canada's ratings on June 28, 2002.

Regulatory Decisions

On May 30, 2002, the CRTC issued Decision 2002-34, "Regulatory Framework for Second Price Cap Period", making a number of changes to the rules governing Canada's telecommunications industry. The highlights of the decision include:

- A reduction in the rates the incumbent telephone companies charge their competitors for certain services;
- A restriction on local service rate increases for business customers to the rate of inflation; and
- For the majority of residential customers, there is a commitment to provide for future rate reductions, rate rebates or initiatives that would benefit residential customers in other ways. The total amount available each year for such initiatives will be determined on the basis of a formula that depends on the rate of inflation and certain other factors.

The Corporation may apply at any time for approval of such initiatives. However, the CRTC has indicated its intention to dispose each year of any amounts that are outstanding, beginning no sooner than the middle of 2003. The effects of this decision will therefore be recognized in the financial statements in accordance with its accounting policies as the revenues are earned or the costs of service are incurred. It is anticipated that, in order to comply with the decision, various expenses and capital expenditures will be incurred.

Accounting Changes

The Canadian Institute of Chartered Accountants (CICA) recently issued new handbook sections 1581, *Business Combinations*, and 3062, *Goodwill and Other Intangible Assets*. Effective July 1, 2001, the standards require that all business combinations be accounted for using the purchase method. Additionally, effective January 1, 2002, goodwill and intangible assets with an indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards. As of June 30, 2002, Bell Canada's management had allocated its existing goodwill and intangible assets with an indefinite life to its reporting units and completed a transitional impairment test. The Corporation has concluded that an impairment charge is not required.

Effective January 1, 2002, Bell Canada also adopted the revised recommendations of the CICA Handbook Section 1650, *Foreign Currency Translation*. The standards require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments were applied retroactively with restatement of prior periods. The cumulative effect of adopting the new recommendations as at January 1, 2002, was to decrease Investments in significantly influenced companies by $7 million, decrease Deferred charges and other assets by $124 million, decrease Future income tax liabilities by $23 million, and decrease Retained earnings by $108 million.

Bell Canada also adopted the new recommendations of the CICA Handbook Section 3870, *Stock-based compensation and other stock-based payments*, effective January 1, 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. This Section applies to certain awards outstanding on the date of adoption and all awards granted on or after January 1, 2002. Bell Canada has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of BCE's common shares at the date of grant over the amount an employee must pay to acquire the common shares. The following table outlines the impact and assumptions used if the compensation cost for the Corporation's stock options was determined under the fair value based method of accounting for awards granted on or after January 1, 2002. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model.

For the period ended June 30, 2002	Three Months	Six Months
Net earnings, as reported ($ millions)	(971)	(475)
Pro forma impact ($ millions)	(3)	(3)
Pro forma net earnings ($ millions)	(974)	(478)
Assumptions used in Black-Scholes options pricing model:		
Dividend yield	3.6%	3.2%
Expected volatility	30.0%	30.0%
Risk-free interest rate	5.2%	4.7%
Expected life (years)	4.5	4.5
Number of options granted	29,000	3,681,264
Weighted average fair value of options granted ($)	8.00	8.00

Legal Proceedings

IRIDIUM LITIGATION

Iridium LLC ("Iridium") developed a global wireless system designed to enable customers to send and receive telephone calls virtually anywhere in the world. Iridium has initiated proceedings under the United States Chapter 11 Bankruptcy Code which are ongoing. Iridium Canada Inc. ("Iridium Canada"), a wholly-owned subsidiary of Bell Mobility, is a shareholder of Iridium. A group of banks and financial institutions led by the Chase Manhattan Bank are creditors in the bankruptcy proceedings and have asserted claims in connection with a U.S.$800 million syndicated loan to an Iridium subsidiary. In June 2000, the Chase Manhattan Bank, on behalf of itself and this group (the "Plaintiffs"), instituted an action in the United States District Court, District of Delaware, against 16 shareholders of Iridium, including Iridium Canada, alleging failure to make capital contributions. The amount of the claim against Iridium Canada was U.S.$10 million and Iridium Canada filed an Answer to the claim. The Plaintiffs amended their action against a number of shareholders of Iridium, including Iridium Canada, alleging fraudulent and negligent misrepresentation and claiming that each are jointly and severally liable for U.S.$800 million. In January 2002, the Plaintiffs moved for summary judgment of liability against all defendants on their claim relating to failure to make capital contributions which includes the U.S.$10 million claim against Iridium Canada. On the same day, all defendants cross-moved for summary judgment against the Plaintiffs to have dismissed all of their claims. On April 23, 2002, the court granted the defendants' motion for summary judgment to dismiss the Plaintiffs' U.S. $800 million fraud and negligent misrepresentation claims. The Plaintiffs have filed an appeal of this decision. Also, on April 23, 2002, the court denied the defendants' motion for summary judgment to dismiss the Plaintiffs' capital contributions claim. The defendants have filed an appeal of this decision. The district judge who will decide the appeals has not given any indication of when his decision will be rendered.

Forward-Looking Statements

Certain statements contained in this MD&A constitute forward-looking statements. In addition, other written or oral statements which constitute forward-looking statements may be made from time to time by or on behalf of Bell Canada. These forward-looking statements relate to the future financial condition, results of operations or business of Bell Canada. These statements may be based on current expectations and estimates about the markets in which Bell Canada operates and management's beliefs and assumptions regarding these markets. In some cases forward-looking statements may be identified by words such as "anticipate", "could", "expect", "seek", "may", "intend", "will", and similar expressions. These statements are subject to important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. The results or events predicted in the forward-looking statements contained in this MD&A and in such other written or oral statements which may subsequently be made, may differ materially from actual results or events. Some of the factors which could cause results or events to differ materially from current expectations are discussed below under the heading "Risk Factors". In addition, other risk factors relating to forward-looking statements made in this MD&A are outlined elsewhere in this MD&A. Forward-looking statements contained in this MD&A represent Bell Canada's expectations and intentions as of the date hereof. Bell Canada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or completed after such statements are made.

Risk Factors

Economic and Market Conditions

Bell Canada is affected by general economic conditions as demand for the services and products provided by Bell Canada tends to decline when economic growth and retail and commercial activity decline. The recent slowdown in global economic activity has had an adverse impact on the demand for products and services and on the financial performance of Bell Canada in the first half of 2002. Negative economic conditions have an adverse effect on demand by enterprise and consumer subscribers and on discretionary spending on networks and other communications initiatives by enterprise customers of Bell Canada. Weak economic conditions may also adversely affect the financial condition and credit risk of subscribers and customers which would, in turn, increase uncertainties regarding Bell Canada's ability to collect receivables. Improvements in business and consumer spending generally lag improvements in the economy. A delay or weakness in the economic expansion or a longer lag on improvement in consumer confidence and spending may have a material adverse effect on the operating results of Bell Canada in the second half of 2002.

Capital Intensive Business

Bell Canada requires large amounts of capital to finance on-going capital expenditures to provide telecommunications services, to finance new product and service initiatives, and to refinance its outstanding indebtedness. In 2002, Bell Canada expects to spend $3.2 billion on capital expenditures. The level of capital expenditures depends on a number of factors, including the cost of network updates and expansion, the costs of maintaining or improving the quality of services and products and the cost of subscriber acquisition. Bell Canada funds its capital needs from cash generated by operations and debt financings in the capital markets. The ability of Bell Canada to finance its operations and its cost of funding will depend on its ability to access the capital markets and on market conditions. As a consequence of several events, including the September 11, 2001 terrorist attacks on the United States, accounting scandals relating to major North American companies, bandwidth overcapacity in the telecommunications industry and loss of investor confidence in the capital markets generally and particularly in the telecommunications industry, the capital available to the telecommunications industry generally has been constrained. If Bell Canada cannot raise adequate capital, Bell Canada may need to curtail its ongoing capital expenditures, limit its investment in new businesses or seek to raise additional capital through asset sales or monetization transactions. Increased levels of debt financing may lead to higher debt service costs, reduction of credit ratings and reduced flexibility to take advantage of business opportunities.

Credit Ratings

Bell Canada is continuing its plans to monetize, either by way of sale or securitization, its print directories business, followed by a distribution of a portion of the net proceeds to BCE Inc. The withdrawal of assets from Bell Canada for other than fair value may lead the credit rating agencies to downgrade the credit rating of Bell Canada which would increase its funding costs.

Teleglobe

Teleglobe and certain of its subsidiaries initiated bankruptcy proceedings seeking protection from their creditors in Canada, the United States, the United Kingdom and in certain other jurisdictions. As part of Teleglobe's insolvency proceedings, a court appointed Monitor is supervising the sale of Teleglobe's business. There can be no assurance that a buyer will purchase all or part of Teleglobe's business so that service can continue to be provided to the customers of Bell Canada on an uninterrupted basis. The failure of the sale process may result in a decision to proceed with a shutdown of Teleglobe's business and a liquidation of its remaining assets. While Bell Canada will make every effort to protect customers, there can be no assurance that the customers of Bell Canada could not encounter temporary service disruptions or reduced quality of service should Bell Canada encounter delays in migrating its customers to other carriers. Some customers of Bell Canada who rely on Teleglobe for international private line connectivity have already requested to be migrated to other carriers. Arrangements with other carriers to ensure service continuity to these customers are currently being made.

Productivity Initiatives

Bell Canada has implemented, and plans to implement, additional cost containment initiatives. These initiatives include improvements in call center order entry and customer service software, Web applications to enable increased levels of customer self service and improved workforce management tools, and integration and standardization of various business processes across all business units. A majority of these initiatives are expected to deliver productivity benefits in the third and fourth quarters of 2002. If Bell Canada does not successfully implement these initiatives on a timely basis, Bell Canada's profitability and return on capital could be adversely affected.

Revenue Initiatives

Bell Canada seeks to increase its revenues by cross selling additional services to its existing customer base, making its services more compelling through value added content and applications and providing its business customers with data and network management services. If Bell Canada is unable to realize these goals, Bell Canada's growth prospects will be adversely affected which could have a material adverse effect on its revenues and results of operations. Demand for Bell Canada's products and services are affected by factors such as technology development and innovation, sociodemographic trends, levels of business investment and general macro economic conditions.

Competition

With the advent of competition in the local service market in 1998, virtually all the businesses conducted by Bell Canada face ongoing competition. Bell Canada's competitors include major telecommunications companies, cable television companies, Internet companies, wireless service providers, competitive local exchange carriers and a variety of other companies that offer network services, such as providers of business information systems and systems integrators, as well as other companies that deal with, or have access to, customers through various communications networks. Long distance rates continue to be under pressure. Cable television companies and a significant number of independent Internet service providers have created especially competitive conditions for Internet access services. Competitive pressure has led to Internet access pricing in Canada that is among the lowest in the world and largely independent of usage patterns. Costs to Bell Canada, however, are driven by the amount of network traffic a user generates and the location of the server that stores the Web site the user visits. Such costs are largely beyond Bell Canada's control and cannot be accurately predicted. The Canadian wireless telecommunications industry is also highly competitive. Bell Mobility competes directly with other wireless service providers with aggressive product and service introductions, pricing and marketing. Bell Mobility expects competition to intensify through the development of new technologies, products and services, and through consolidations in the Canadian telecommunications industry.

Rapid Technological Change; New Services

The markets in which Bell Canada operates are characterized by rapid technological change, evolving industry standards, changing client needs, frequent new product and service introductions and short product life cycles. The future success of Bell Canada will depend in significant part on its ability to anticipate industry standards, successfully introduce new technologies, products and services and upgrade current products and services, and comply with emerging industry standards. Furthermore, as Bell Canada seeks to deploy new products, services and technologies and update its networks to remain competitive, it may be exposed to incremental financial risks associated with newer technologies that are subject to accelerated obsolescence, or may be required to inject more capital than anticipated. The proposed deployment of new technologies, products and services may also be delayed due to factors beyond Bell Canada's control. In addition, new technological innovations generally require a substantial financial investment before any assurance is available as to their commercial viability. There can be no assurance that Bell Canada will be successful in developing and marketing new products and services or enhancements that will respond to technological change and achieve market acceptance. Furthermore, the introduction of new products or services employing new or evolving technologies could render existing products or services unmarketable, or cause prices of existing products or services to decrease.

Internet Growth

The prospects for growth in Bell Canada revenues may be affected by the level of increases in Internet traffic. Internet traffic is driven by residential and business Internet usage and has overtaken the volume of voice telephony traffic on many routes. Growth in Internet traffic will depend on the development of bandwidth intensive applications that achieve market acceptance and the increasing use of the Internet as a medium for commerce and communications. Rapid growth in the use of the Internet and on-line services is a recent phenomenon, and may not continue. If Internet traffic does not grow or grows more slowly than expected, Bell Canada's financial condition and results of operations could be materially adversely affected.

Network Failures

Network failures or mistakes in the provision of services could materially harm the business of Bell Canada, including customer relationships and operating results. The operations of Bell Canada are dependent upon its ability to protect its networks and equipment and the information stored in its data centers against damages that may be caused by fire, natural disaster, power loss, unauthorized intrusion, computer viruses, disabling devices, acts of war or terrorism and other similar events. There can be no assurance that such events would not result in a prolonged outage of the operations of Bell Canada.

Skilled Personnel

The success of Bell Canada is largely dependent upon its ability to attract and retain highly skilled personnel and the loss of the services of key persons could materially harm its businesses and operating results.

Collective Bargaining Arrangements

A significant number of employees of Bell Canada are represented by unions and covered by collective bargaining agreements. Renegotiation of existing collective agreements with unionized employees could lead to higher labour costs or work stoppages. Renegotiation difficulties or other labour unrest could have a material adverse effect on the businesses, operating results and financial condition of Bell Canada.

Litigation and Changes in Laws

Bell Canada is subject to risks related to pending or future litigation or regulatory initiatives or proceedings. In addition, changes in laws or regulations, or the adoption of new laws or regulations, could also have a material adverse effect on Bell Canada's businesses, operating results and financial condition.

Wireline Regulation

Bell Canada is subject to evolving regulatory policies in the form of decisions by various regulatory agencies including the CRTC. Many of these decisions balance competitor requests for access to the essential facilities and other network infrastructure of incumbent local exchange carriers ("ILECs") such as Bell Canada with the rights of the ILECs to compete on a reasonably unencumbered basis. Also, Canadian telecommunications carriers and broadcast distribution enterprises seeking physical access to customers' facilities on reasonable terms have increasingly found themselves in disputes with property owners regarding access to private property or with municipalities with respect to access to public rights-of-way. On January 25, 2001, the CRTC issued Telecom Decision 2001-23 regarding the terms and conditions of access by Canadian carriers to municipal property in the City of Vancouver, as well as the entitlement of municipalities to compensation for allowing the carrier to occupy municipal rights-of-way. In its decision, the CRTC limited the municipality to recovery of incremental costs (as opposed to license fees) and thereby has significantly reduced the potential charges applicable to Bell Canada and other carriers. The CRTC's decision is currently under appeal. At this point in time, it is impossible to assess the financial implications of any final judicial decision. In addition, the CRTC recently completed its review of the price cap regime which has been in force since January 1998 for the major incumbent telephone companies. The new price cap regime raises certain risks for Bell Canada. These risks include the following. First, the CRTC has established a deferral account as part of the new regulatory framework. The use of the deferral account is not yet determined thereby creating the risk of some unanticipated use that could have a negative impact on Bell Canada. Second, parties have until the end of August 2002 to appeal the price cap decision to the Federal cabinet. If competitors appeal the price cap decision, they may seek as part of that appeal, a larger reduction in the rates they pay to Bell Canada. If competitors were to appeal and were successful in respect of the rate reduction issue, it could have a material adverse effect on the financial condition of Bell Canada.

Wireless Regulation

The operation of cellular, personal communications service ("PCS") and other radio-telecommunications systems in Canada is subject to initial licensing requirements and the oversight of Industry Canada, including caps on spectrum ownership and the conduct of wireless spectrum auctions. Spectrum licenses are issued at the discretion of the Minister of Industry pursuant to the Radiocommunication Act. Bell Mobility's current cellular and PCS licenses will expire on March 31, 2006. The recently awarded PCS spectrum auction licenses will expire on November 29, 2011. Industry Canada has the authority at any time to modify the license conditions applicable to the provision of such services in Canada to the extent necessary to ensure the efficient and orderly development of radiocommunication facilities and services in Canada. Industry Canada can revoke a license at any time for failure to comply with its terms. In early June 2002, Industry Canada released a public notice which announced the department's intent to initiate a process, with public consultation, that will lead to the development over the next few years, of a renewed spectrum policy framework. It is expected that all aspects of the framework will be open to review, including license terms, conditions and fees. It is anticipated that Industry Canada will, at the end of this consultation period, give effect to its conclusions by making suitable amendments to existing license conditions. All Bell Mobility licenses are subject to the spectrum policy framework and therefore subject to the consultative process. The discussion of license fees will be specific to those licenses assigned to Bell Mobility outside of the auction process. This includes the original cellular license in Ontario and Quebec and the original PCS license in Ontario and Quebec.

New Wireless License Acquisitions; Wireless Network Expansion

Bell Mobility and certain of its competitors have successfully bid for additional spectrum licenses in early 2001. Some of the awarded licenses have enabled Bell Mobility to roll out wireless services in British Columbia and Alberta. The initial network built for Vancouver, Victoria, Edmonton, and Calgary is now complete. Bell Mobility expects to substantially complete the expansion of its western networks by the end of 2002. The expected level of expenditures associated with this network expansion could increase as Bell Mobility will seek to gain adequate network coverage and secure new customers. Some of Bell Mobility's competitors were awarded licenses in Bell Mobility's current operating regions thereby increasing the potential for competition and market share losses in such areas. Although the new licenses awarded to Bell Mobility provide it with the possibility to launch new technologies, services and applications and to geographically expand its operations, there can be no assurance that such additional licenses will result in the successful deployment of such new technologies, services and applications, a successful geographical expansion and, in general, in an improvement in Bell Mobility's financial condition and results of operations.

Use of Handsets in Vehicles

Media reports have suggested that the use of hand held cellular units by drivers in vehicles may, in certain circumstances, result in an increased rate of accidents on the road. It is possible that new legislation or regulations may be adopted in order to address these concerns. Any such legislation or regulations could adversely affect Bell Mobility and other wireless service providers through reduced network usage by subscribers in motor vehicles.

Radio Frequency Emission Concerns

Media reports have suggested that certain radio frequency emissions from cellular telephones may be linked to certain medical conditions such as cancer. In addition, certain interest groups have requested investigations into claims that digital transmissions from handsets used in connection with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices. There can be no assurance that the findings of such studies will not have a material adverse effect on the business of Bell Mobility or will not lead to governmental regulation. The actual or perceived health risks of wireless communications devices could adversely affect wireless service providers through reduced subscriber growth, reduced network usage per subscriber, threat of product liability lawsuits or reduced availability of external financing to the wireless communications industry.

Consolidated Statements of Operations (unaudited)

For the period ended June 30 ($ millions)	Three months 2002	2001(1)	Six months 2002	2001(1)
Operating revenues				
Local and access	**1,375**	1,423	**2,745**	2,762
Long distance	**568**	564	**1,137**	1,178
Wireless	**473**	387	**906**	741
Data	**868**	791	**1,719**	1,522
Terminal sales, directory advertising and other	**303**	322	**597**	644
Total operating revenues	**3,587**	3,487	**7,104**	6,847
Operating expenses				
Operating expenses	**1,958**	1,986	**3,908**	3,881
Net benefit plans credit	**(12)**	(34)	**(25)**	(70)
Depreciation and amortization	**625**	618	**1,207**	1,201
Restructuring and other charges (Note 5)	**294**	–	**294**	239
Total operating expenses	**2,865**	2,570	**5,384**	5,251
Operating income	**722**	917	**1,720**	1,596
Interest expense – long-term debt	**199**	183	**393**	357
– other debt	**6**	20	**15**	39
Total interest expense	**205**	203	**408**	396
Equity in net earnings of significantly influenced companies	**32**	22	**46**	25
Other income (expenses) (Notes 2 and 3)	**(1,160)**	50	**(1,161)**	401
Earnings (loss) before income taxes and non-controlling interest	**(611)**	786	**197**	1,626
Income tax expense	**368**	285	**677**	483
Non-controlling interest	**(8)**	1	**(5)**	5
Net earnings (loss)	**(971)**	500	**(475)**	1,138
Dividends on preferred shares	**(16)**	(14)	**(32)**	(25)
Interest on equity-settled notes	**(13)**	(20)	**(26)**	(41)
Net earnings (loss) applicable to common shares	**(1,000)**	466	**(533)**	1,072
The following is a reconciliation of net earnings to reflect the impact of no longer amortizing goodwill and indefinite-life intangible assets effective January 1, 2002:				
Adjusted net earnings (loss)				
Net earnings (loss), as reported	**(971)**	500	**(475)**	1,138
Amortization expense on goodwill and indefinite-life intangible assets	**–**	10	**–**	19
Net earnings (loss), adjusted	**(971)**	510	**(475)**	1,157

Consolidated Statements of Retained Earnings (Deficit) (unaudited)

For the period ended June 30 ($ millions)	Three months 2002	2001(1)	Six months 2002	2001(1)
Balance at beginning of period, as previously reported	**676**	808	**709**	454
Adjustment for change in accounting policy (Note 1)	**–**	(117)	**(108)**	(78)
Balance at beginning of period, as restated	**676**	691	**601**	376
Net earnings (loss)	**(971)**	500	**(475)**	1,138
Dividends – Preferred shares	**(16)**	(14)	**(32)**	(25)
– Common shares	**(604)**	(289)	**(995)**	(579)
Interest on equity-settled notes	**(13)**	(20)	**(26)**	(41)
Other	**9**	(2)	**8**	(3)
Balance at end of period	**(919)**	866	**(919)**	866

(1) Refer to Note 1 "Significant accounting policies" for basis of presentation.

Consolidated Balance Sheets (unaudited)

($ millions)	June 30 2002	December 31 2001[1]
ASSETS		
Current assets		
Cash and cash equivalents	**530**	–
Accounts receivable	**1,856**	2,150
Other current assets	**587**	590
Total current assets	**2,973**	2,740
Investments in significantly influenced companies	**1,146**	1,175
Investments at cost (Note 3)	**83**	1,462
Capital assets	**15,509**	14,847
Future income tax assets	**229**	191
Deferred charges and other assets	**2,141**	2,097
Indefinite-life intangible assets	**753**	738
Goodwill	**1,283**	1,279
Total assets	**24,117**	24,529
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Bank indebtedness	**–**	228
Accounts payable and accrued liabilities	**2,928**	2,773
Debt due within one year[2]	**2,380**	1,669
Total current liabilities	**5,308**	4,670
Long-term debt	**9,185**	9,041
Future income tax liabilities	**169**	83
Other long-term liabilities	**1,701**	1,775
Total liabilities	**16,363**	15,569
Non-controlling interest	**458**	145
Shareholders' equity		
Preferred shares	**1,100**	1,100
Equity-settled notes	**2,068**	2,068
Common shares[3]	**4,673**	4,673
Contributed surplus	**367**	367
Retained earnings (deficit)	**(919)**	601
Currency translation adjustment	**7**	6
Total shareholders' equity	**7,296**	8,815
Total liabilities and shareholders' equity	**24,117**	24,529

(1) Refer to Note 1 "Significant accounting policies" for basis of presentation.

(2) At December 31, 2001, debt due within one year included $351 million due to a related company.

(3) At June 30, 2002 and December 31, 2001, 348,316,829 common shares were outstanding.

Consolidated Statements of Cash Flows (unaudited)

For the period ended June 30 ($ millions)	Three months **2002**	 2001[1]	Six months **2002**	 2001[1]
Cash flows from operating activities				
Net (loss) earnings	**(971)**	500	**(475)**	1,138
Adjustments to reconcile net earnings to cash flows from operating activities:				
Depreciation and amortization	**625**	618	**1,207**	1,201
Restructuring and other charges	**294**	(28)	**294**	203
Net loss (gains) on disposal of investments	**1,148**	(8)	**1,148**	(418)
Future income taxes	**59**	(39)	**94**	(41)
Other items	**(56)**	(114)	**(75)**	(154)
Change in non-cash working capital components	**329**	52	**(35)**	(288)
	1,428	981	**2,158**	1,641
Cash flows used in investing activities				
Capital expenditures	**(711)**	(836)	**(1,376)**	(2,372)
Investments	**(6)**	(53)	**(9)**	(103)
Proceeds from sale of investments	**306**	29	**306**	510
Other items	**(1)**	(51)	**1**	(16)
	(412)	(911)	**(1,078)**	(1,981)
Cash flows from (used in) financing activities				
Dividends paid on common and preferred shares	**(615)**	(301)	**(921)**	(555)
Interest on equity-settled notes	**(29)**	(20)	**(42)**	(44)
Increase in notes payable and bank advances	**458**	174	**214**	263
Issue of long-term debt	**29**	208	**938**	1,106
Repayment of long-term debt	**(205)**	(303)	**(556)**	(323)
Issue of preferred shares	**–**	348	**–**	695
Redemption of preferred shares	**–**	(200)	**–**	(335)
Repayment of equity-settled note	**–**	–	**–**	(425)
Other items	**29**	61	**45**	61
	(333)	(33)	**(322)**	443
Net increase in cash and cash equivalents	**683**	37	**758**	103
Bank indebtedness at beginning of period	**(153)**	(140)	**(228)**	(206)
Cash and cash equivalents (bank indebtedness) at end of period	**530**	(103)	**530**	(103)

(1) Refer to Note 1 "Significant accounting policies" for basis of presentation.

Notes to the Consolidated Financial Statements (unaudited)

These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2001, as set out on pages 14 to 30 of Bell Canada's 2001 Financial Information.

Note 1. Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as outlined in Note 1 of the consolidated financial statements for the year ended December 31, 2001, except as noted below. Certain comparative figures in these consolidated financial statements have been reclassified to conform to the current period presentation.

Recent Pronouncements

The Canadian Institute of Chartered Accountants (CICA) recently issued new Handbook Sections 1581, *Business Combinations*, and 3062, *Goodwill and Other Intangible Assets*. Effective July 1, 2001, the standards require that all business combinations be accounted for using the purchase method. Additionally, effective January 1, 2002, goodwill and intangible assets with an indefinite life are no longer being amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards. As of June 30, 2002, Bell Canada's management had allocated its existing goodwill and intangible assets with an indefinite life to its reporting units and completed a transitional impairment test. The Corporation has concluded that an impairment charge is not required.

Effective January 1, 2002, Bell Canada also adopted the revised recommendations of CICA Handbook Section 1650, *Foreign Currency Translation*. The standards require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments were applied retroactively with restatement of prior periods. The cumulative effect of adopting the new recommendations as at January 1, 2002, was to decrease Investments in significantly influenced companies by $7 million, decrease Deferred charges and other assets by $124 million, decrease Future income tax liabilities by $23 million, and decrease Retained earnings by $108 million.

Bell Canada also adopted the new recommendations of CICA Handbook Section 3870, *Stock-based compensation and other stock-based payments*, effective January 1, 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. This Section applies to certain awards outstanding on the date of adoption and all awards granted on or after January 1, 2002. Bell Canada has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of BCE's common shares at the date of grant over the amount an employee must pay to acquire the common shares. The following table outlines the impact and assumptions used if the compensation cost for the Corporation's stock options was determined under the fair value based method of accounting for awards granted on or after January 1, 2002. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model.

For the period ended June 30, 2002	Three Months	Six Months
Net earnings, as reported ($ millions)	(971)	(475)
Pro forma impact ($ millions)	(3)	(3)
Pro forma net earnings ($ millions)	(974)	(478)
Assumptions used in Black-Scholes options pricing model:		
Dividend yield	3.6%	3.2%
Expected volatility	30.0%	30.0%
Risk-free interest rate	5.2%	4.7%
Expected life (years)	4.5	4.5
Number of options granted	29,000	3,681,264
Weighted average fair value of options granted ($)	8.00	8.00

Note 2. Business acquisitions and dispositions

Creation of Bell West Inc. (Bell West)

In April 2002, Bell Canada and Manitoba Telecom Services Inc. (MTS), a related party, combined their interests of the wireline assets of BCE Nexxia Inc. with Bell Intrigna Inc. in Alberta and British Columbia to create Bell West, a company providing telecommunications services in those two provinces. Bell West operates under the Bell brand and is owned 60% by Bell Canada and 40% by MTS. The terms of the agreement between Bell Canada and MTS also include certain put and call options with respect to MTS's 40% ownership of Bell West.

The put options for MTS are as follows:

- In February 2004, MTS can sell its interest in Bell West to Bell Canada at a guaranteed floor value of $458 million plus incremental funding (including an 8% return on that incremental funding) invested by MTS going forward (floor value). In January 2007, MTS can sell its interest in Bell West to Bell Canada at fair market value less 12.5%. MTS can also sell its interest in Bell West to Bell Canada at fair market value less 12.5% upon the occurrence of certain change events affecting Bell West.

The call options for Bell Canada should MTS not exercise its put options are as follows:

- In March 2004, Bell Canada has the option to purchase MTS's interest at the greater of the floor value and fair market value. In February 2007, Bell Canada has the option to purchase MTS's interest at fair market value. Bell Canada can also purchase MTS's interest at fair market value upon a change of control of MTS to a party other than Bell Canada or its affiliates.

Notes to the Consolidated Financial Statements (unaudited) (continued)

Creation of Bell Nordiq Income Fund

In April 2002, Bell Canada announced the completion of an initial public offering of units of a newly created income fund (the Bell Nordiq Income Fund). The Fund acquired from Bell Canada a 36% interest in each of Télébec Limited Partnership and Northern Telephone Limited Partnership. Bell Canada retains management control over both partnerships and holds a 64% interest in the partnerships. Bell Canada received gross proceeds of approximately $324 million and recorded a gain on sale of $222 million ($212 million net of tax).

Note 3. Teleglobe write down

On April 24, 2002, BCE announced that it would cease further long-term funding to Teleglobe Inc. (Teleglobe). In light of that decision, Teleglobe announced that it would pursue a range of financial restructuring alternatives, potential partnerships and business combinations. On May 15, 2002, Teleglobe and certain of its subsidiaries filed for court protection under insolvency statutes in Canada and the United States. Operating under court orders, and with the assistance of a court-appointed Monitor, appointed in the Canadian insolvency proceedings, Teleglobe has sought and received court approval of its decision to discontinue its hosting and certain other businesses, to proceed with the orderly shut-down of its GlobeSystem network and to proceed with a process for the sale of its remaining core telecom business.

During the second quarter of 2002, Bell Canada completed its assessment of the carrying value of its investment in Teleglobe (accounted for on a cost basis) and a write-down of $1.5 billion (representing approximately $1.4 billion for the investment and $146 million as the reversal of future income tax assets) was recorded, reducing the value of the investment to nil.

Note 4. Related party transaction

In 2002, as part of a tax loss consolidation savings strategy and subject to an advance income tax ruling, Bell Canada Holdings Inc. (BCH) advanced $5 billion in cash to Bell Canada in the form of a demand loan bearing interest at the rate of Bell Canada's leading bank. Bell Canada then used these proceeds to acquire preferred shares from 4047974 Canada Inc. (4047974 Canada), a wholly-owned subsidiary of BCH, with a dividend rate essentially equal to the interest rate on the demand loan due to BCH. 4047974 Canada then advanced $5 billion to BCH in the form of a demand loan. The investment in 4047974 Canada offsets the loan payable to BCH. Furthermore, the dividend received from 4047974 Canada essentially offsets the interest expense payable to BCH.

Note 5. Restructuring and other charges

Coincident with the development of a new billing platform, the Corporation has adopted a new and more precise methodology to analyze the amount of receivables by customer as well as by service line and permits a more accurate determination of the validity of customer balances to the Corporation. This analysis indicated that as at June 30, 2002, a write-down of accounts receivable amounting to $272 million is appropriate. As these amounts arose from legacy billing systems and processes, the Corporation has carried out a detailed review of billings and adjustments for the period from 1997 to 2002. This review determined that no material amount of revenue was recognized as a result of these receivable balances during the period. These amounts arose as the cumulative result of a series of individually immaterial events and transactions pertaining to its legacy accounts receivable systems dating back to the early 1990's. The Corporation has reflected a write-down in other charges in the period ended June 30, 2002.

Note 6. Segmented information

Consistent with the prior year, Bell Canada reflects its results under a single reportable operating segment.

This document has been filed by Bell Canada with Canadian securities commissions and the U.S. Securities and Exchange Commission. It can also be found on BCE's Web site at www.bce.ca or is available upon request from:

Mailing address
Bell Canada
Corporate Communications
1000, rue de La Gauchetière O.
Bureau 3700
Montréal (Québec)
H3B 4Y7

e-mail address
forum@bell.ca

Investor Relations
Tel: 1 800 339-6353
Fax: (514) 786-3970

For additional copies of these statements, please call 1 888 932-6666.
Pour obtenir un exemplaire français des états financiers, composez le 1 888 932-6666.

This report is printed on recycled Canadian paper.

02-07 4340E-2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada

Michael T. Boychuk
Vice-President and Treasurer

Date: July 29, 2002